UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ENERGYS GROUP Limited

AND SUBSIDIARIES

Unaudited Financial Results For the Six-Month Period Ended December 31, 2025

Cautionary Note Regarding Forward-Looking Statements and Preliminary Notes

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes for the fiscal years ended June 30, 2024 and 2025, which are included in the Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC on November 3, 2025 (the “Annual Report”). In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Report.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3.D, “Risk Factors” in the Annual Report and the following:

●	the deterioration of market conditions, including our dependence on customers’ capital budgets for sales of our energy-saving products and services, and adverse impacts on costs and the demand for our energy-saving products as a result of factors beyond our control;

●	our ability to manage general economic, business and geopolitical conditions;

●	our ability to successfully launch, manage and maintain our refocused business strategy to successfully bring to market new and innovative energy-saving products and service offerings;

●	price fluctuations (including as a result of tariffs), shortages or interruptions of component supplies and raw materials used to manufacture our products;

●	the availability of additional debt financing and/or equity capital to pursue our evolving strategy and sustain our growth initiatives;

●	our risk of potential loss related to single or focused exposure within our current customer base and product offerings;

●	our ability to manage our inventory and avoid inventory obsolescence in a rapidly evolving LED market;

●	our reliance on third parties for the manufacture of product components, as well as the provision of certain services;

●	our increasing emphasis on selling more of our products through third-party distributors and sales agents, including our ability to attract and retain effective third-party distributors and sales agents to execute our sales model;

●	the reduction or elimination of investments in, or incentives to adopt, LED lighting or the elimination of, or changes in, policies, incentives or rebates in certain jurisdictions that encourage the use of LEDs over some traditional lighting technologies;

●	our failure to comply with the covenants in any of our or our Operating Subsidiaries’ credit or loan agreements;

●	the cost to comply with, and the effects of, any current and future industry and government regulations, laws and policies; and

●	potential warranty claims in excess of our reserve estimates, including legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this Report on Form 6-K relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

As used this Report, the terms “the Company,” “we,” “our” or “us” refer solely to Energys Group Limited, a company with limited liability organized under the laws of the Cayman Islands. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and the British Virgin Islands is the U.S. dollar (“US$”). The functional currency of the Company’s United Kingdom subsidiaries is the GBP, and the functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (“HK$”). Capital accounts in our financial statements are translated into U.S. dollars from GBP at their historical exchange rates when the capital transactions occurred. Unless otherwise noted, all translations from GBP to U.S. dollars and from U.S. dollars to GBP in this Report were calculated at the noon buying rate of US$1 = GBP0.7437 on December 31, 2025 as published in H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the GBP or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or GBP, as the case may be, at any particular rate or at all.

All amounts included herein with respect to the six-month periods ended December 31, 2024 and 2025 (“Interim Financial Statements”) are derived from our unaudited interim condensed consolidated financial statements for the six-month periods ended December 31, 2024 and 2025 included elsewhere in this Report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our subsidiary, ECSL, is an energy service company (“ESCO”) founded in the United Kingdom with over 23 years of experience in energy-saving products and applications, including product distribution, research and development, sales and services. Through ECSL, we principally provide end-to-end customized solutions and services involving the retrofitting of existing infrastructures to reduce CO2 emissions and to reduce costs for the customer.

Our revenues were GBP3,110,863 (US$4,183,178) and GBP4,307,291 (US$5,393,159) for the six-month periods ended December 31, 2025 and 2024, respectively. Our revenues were GBP9,601,471 (US$12,136,259) and GBP6,892,544 (US$9,457,387) for the years ended June 30, 2024 and 2025, respectively. We recorded net losses of GBP292,532 (US$366,279) and GBP1,545,287 (US$2,077,948) for the six-month periods ended December 31, 2024 and 2025, respectively. We recorded net losses of GBP1,109,005 (US$1,401,827) and GBP2,075,534 (US$2,847,879) for the years ended June 30, 2024 and 2025, respectively.

Key Factors Affecting the Results of Our Group’s Operations

Our results of operations and financial condition have been, and are expected to continue to be, affected by a number of factors which are set forth below:

●	Our ability to deliver products to our customers in a timely manner and to satisfy our customers’ fulfillment standards, which abilities are themselves subject to several factors, some of which are beyond our control;

●	Our ability to enter into new sales contracts with our customers; and

●	Our ability to compete successfully in the global marketplace, which will require us to develop and introduce innovative new products to meet changing consumer preferences.

Recent Events

Private Offering and Subsequent Registration of Ordinary Shares

On February 5, 2026, we closed on a private offering (the “Private Offering”) of 15,669,556 units (the “Units”) at a purchase price of US$0.575 per Unit. Each Unit consisted of one Ordinary Share, one Series A Warrant to purchase up to one Ordinary Share and one Series B Warrant to purchase up to one Ordinary Share. Each Series A Warrant has an exercise price of US$0.69 per share, and each Series B Warrant has an exercise price of US$0.805 per share. We received gross proceeds in the approximate amount of US$9,009,995, before deducting offering expenses payable by the Company, and excluding any proceeds that may be received by the Company from the exercise of the Warrants, and net proceeds of approximately US$8,913,848. The Warrants may be exercised either in cash or by cashless exercise and expire two years after issuance.

The 15,669,556 Ordinary Shares sold in the Private Offering and the 31,339,112 Ordinary Shares underlying the Warrants sold in the Private Offering have been registered under the Securities Act of 1933, as amended, and are freely tradeable.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

We received a letter dated December 30, 2025 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the minimum market value of our listed security (the “MVLS”) had been below the required MVLS of $35 million for the past 30 consecutive business days and, as a result, we did not comply with Nasdaq Listing Rule 5550(b)(2). Nasdaq calculates our MVLS based upon the most recent total shares outstanding multiplied by the closing bid price.

In accordance with Listing Rule 5810(c)(3)(C), we were provided 180 calendar days, or until June 29, 2026, to regain compliance with the Rule 5550(b)(2). We were informed by letter dated April 21, 2026 that we had regained compliance with Rule 5550(b)(2).

We received a letter dated March 11, 2026 from the Nasdaq Listing Qualifications Department indicating that the closing bid price for the Company’s Ordinary Shares had been below the required bid price of $1.00 per share for the prior 30 consecutive business days and, as a result, the Company did not comply with Listing Rule 5550(a)(2).

In accordance with Listing Rule 5810(c)(3)(C), we were provided 180 calendar days, or until September 7, 2026, to regain compliance with the Rule 5550(a)(2). We were informed by letter dated April 2, 2026 that we had regained compliance with Rule 5550(a)(2).

Resignation of Chief Financial Officer and Appointment of New Chief Financial Officer.

On November 20, 2025, Mr. CHU Yat Fai resigned from his position as our Chief Financial Officer effective as of December 31, 2025. Mr. Chu’s resignation was accepted by our Board of Directors on December 31, 2025. Mr. CHU had served as our Chief Financial Officer since February 2023. There was no known disagreement with Mr. CHU as the outgoing Chief Financial Officer on any matter relating to the Company’s operations, policies or practices.

On December 31, 2025, our Board of Directors appointed Mr. YU Ngai as our Chief Financial Officer effective January 1, 2026 to fill the vacancy created by the resignation of Mr. CHU Yat Fai. Mr. YU Ngai was promoted internally, having served as the Company’s Financial Controller since June 2022.

The following sets forth certain information concerning the new Chief Financial Officer’s past employment history and qualifications.

YU Ngai has served as our Financial Controller since June 2022. In that role, Mr. YU successfully oversaw the financial functions of the Company and the preparation of our financial statements, including for our IPO and listing on the Nasdaq Capital Market in April 2025, and designed a SOX-compliant internal control framework supporting ongoing listing obligations. Mr. YU directed conversion of our accounting standards from UK GAAP to US GAAP and implementation of Enterprise Resource Planning (“ERP”), increasing our organizational efficiency by integrating our business processes, optimizing supply chains and reducing the time for producing internal financial reports by 67%. Mr. YU has been responsible for preparing group consolidated financial statements, statutory accounts and technical disclosures. Mr. YU has also developed detailed budgets, forecasts and cash flow models aligned with strategic objectives, and has acted as lead liaison with external auditors, underwriters, legal advisors and executive leadership.

Prior to joining our Company, from August 2020 to January 2022, Mr. YU served as chief financial officer of Samson Paper Holdings Limited (HKEX:731), where he led a financial turnaround and debt restructuring. From July 2017 to March 2019, Mr. YU served as financial controller of CHK Oil Limited (HKEX:632). From October 2010 to July 2017, Mr. YU was employed as an audit manager at Deloitte Touche Tohmatsu in Hong Kong.

Mr. YU is a Chartered Accountant (ACA) qualified with the Institute of Chartered Accountants in England and Wales and a Certified Public Accountant (CPA) qualified with the Hong Kong Institute of Certified Public Accountants. Mr. YU holds a Bachelor of Business Administration (Honours) degree in Accountancy from The Hong Kong Polytechnic University.

Results of Operations

Six-month period ended December 31, 2025 compared to six-month period ended December 31, 2024

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

SUMMARY OF RESULTS OF OPERATIONS

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2024 AND 2025

	For the six month periods ended December 31,
	2024	2025	2025
	GBP	GBP	US$
Revenues	4,307,291	3,110,863	4,183,178
Cost of revenues	(3,028,944)	(2,319,392)	(3,118,886)
Gross profit	1,278,347	791,471	1,064,292

Operating expenses:
Selling and marketing expenses	(89,494)	(61,285)	(82,410)
Employee compensation and benefits	(649,882)	(1,000,715)	(1,345,662)
Depreciation	(70,312)	(63,868)	(85,884)
General and administrative expenses	(290,887)	(294,534)	(396,060)
Research and development expenses	(54,876)	(78,491)	(105,547)
Reversal of expected credit losses	36,770	138,310	185,985
Legal and professional fee	(153,911)	(638,909)	(859,140)
Bad debts	-	(106,771)	(143,575)
Total operating expenses	(1,272,592)	(2,106,263)	(2,832,293)

(Loss) profit from operations	5,755	(1,314,792)	(1,768,001)

Other income (expenses):
Other income, net	40,518	27,017	36,330
Interest expense	(285,292)	(272,626)	(366,600)
Interest expense – related party	(60,725)	(19,931)	(26,801)
Exchange gain, net	7,212	35,045	47,124
Total other expenses, net	(298,287)	(230,495)	(309,947)

Loss before income tax expense	(292,532)	(1,545,287)	(2,077,948)

Income tax expense	-	-	-

Net loss	(292,532)	(1,545,287)	(2,077,948)

Revenues

Revenues decreased by approximately GBP1,196,428 (US$1,608,837), or 27.8%, from approximately GBP4,307,291 (US$5,393,159) for the six-month period ended December 31, 2024 to approximately GBP3,110,863 (US$4,183,178) for the six-month period ended December 31, 2025.

The decrease occurred primarily during the second half of the 6-month period ended December 31, 2025 and was mainly attributable to delays in the commencement and execution of certain projects, which affected the timing of revenue recognition. Management has observed stronger project activity and revenue generation during the second half of the financial year compared with the second half of the six-month period ended December 31, 2025. However, such subsequent activity may not be indicative of results for future periods, and future revenue remains subject to customer requirements, project schedules, tender outcomes and general market conditions.

In the six-month period ended December 31, 2024, approximately GBP4,183,675 (97.1%) of total revenue came from supply & fit projects. For the six-month period ended December 31, 2025, approximately GBP3,077,277 (98.9%) of total revenue came from supply & fit projects.

Revenues by geographic location

Our revenues are primarily derived from our operations in the United Kingdom, with the balance being derived from our operations in Hong Kong. The following table sets forth our revenues in the United Kingdom and Hong Kong for the six-month periods ended December 31, 2024 and 2025.

	For the six month periods ended December 31,
	2024	2025	2025
	GBP	GBP	US$
The United Kingdom	4,217,370	3,077,277	4,138,015
Hong Kong	89,921	33,586	45,163
Total	4,307,291	3,110,863	4,183,178

Cost of revenues

Cost of revenues consisted of the cost of materials for our lighting fixtures and components, the costs of labor directly incurred for installation services in the customers’ facilities and other indirect costs. Cost of revenues decreased by GBP709,552 (23.4%) from GBP3,028,944 (US$3,792,541) for the six-month period ended December 31, 2024 to GBP2,319,392 (US$3,118,886) for the six-month period ended December 31, 2025. Our business model and cost structure remain the same in both six-month periods ended December 31, 2024 and 2025. The decrease in cost of revenues was primarily in line with the decrease in revenue.

Gross profit and gross profit margin

As a result of the foregoing, gross profit for the six-month period ended December 31, 2025 was approximately GBP791,471 (US$1,064,292) compared to approximately GBP1,278,347 (US$1,600,618) for the six-month period ended December 31, 2024. Gross profit for the six-month period ended December 31, 2025 decreased by GBP486,876 due to the drop in revenue of GBP1,196,428, or 27.8%, and proportionally smaller GBP709,552, or 23.4%, drop in cost of revenue. Accordingly, our gross margin decreased from 29.7% for the six-month period ended December 31, 2024 to 25.4% for the six-month period ended December 31, 2025 primarily because the decrease in revenue reduced the Company’s ability to absorb certain fixed direct costs and project-related overheads during the period.

Operating expenses

Total operating expenses increased from GBP1.3 million for the six months ended December 31, 2024 to GBP2.1 million (US$2.8 million) for the six months ended December 31, 2025. The increase was mainly due to higher legal and professional fees following the Company’s listing on the Nasdaq Capital Market in April 2025, reflecting additional staffing, reporting, compliance, legal advisory and other public company costs, higher employee compensation and benefits and higher research and development expenses. The increase was partially offset by lower selling and marketing expenses and a higher reversal of expected credit losses.

Legal and Professional fees. Legal and Professional fees increased by GBP484,998, or 315.1%, from GBP 153,911 (US$185,878) for the six-month period ended December 31, 2024 to GBP638,909 (US$859,140) for the six-month period ended December 31, 2025 as a result of expenses incurred in connection with the Company’s initial public offering and its listing on the Nasdaq Capital Market in April 2025.

Employee compensation and benefits. Employee compensation and benefits increased by GBP350,833, or 54.0%, from approximately GBP649,882 (US$813,717) for the six-month period ended December 31, 2024 to approximately GBP1,000,715 (US$1,345,662) for the six-month period ended December 31, 2025. This increase was in line with our budget expectations.

Research and development expenses. Research and development expenses increased by GBP23,615, or 43.0%, from approximately GBP54,876 (US$68,710) for the six-month period ended December 31, 2024 to approximately GBP78,491 (US$105,547) for the six-month period ended December 31, 2025. Our increased research and development expenses resulted from deferring some research and development activities.

Selling and marketing expenses. Selling and marketing expenses primarily consisted of transportation and distribution costs of delivering materials to the customers’ premises and our marketing and promoting expenses. Selling and marketing expenses decreased by approximately GBP28,209, or 31.5%, to approximately GBP61,285 (US$82,410) for the six-month period ended December 31, 2025 compared to approximately GBP89,494 (US$112,055) for the six-month period ended December 31, 2024. This decrease resulted from a decrease in online marketing.

Expected credit loss allowance

The expected credit loss allowance was a credit of approximately GBP36,770 (US$46,040) for the six-month period ended December 31, 2024 compared to a credit of approximately GBP138,310 (US$185,985) in the six-month period ended December 31, 2025. The increase in the reversal of expected credit loss resulted from the write-off of a bad debt.

Other expenses, net

Other expenses, net decreased by GBP67,792, or 22.7%, from GBP298,287 (US$373,485) for the six-month period ended December 31, 2024 to GBP230,495 (US$309,947) for the six-month period ended December 31, 2025. This decrease was due to a 4.4% decrease in interest expense and a 67.2% decrease in interest expense-related party, partially offset by a 385.9% increase in exchange gain, net.

The decrease in interest expense between the six-month period ended December 31, 2024 and the six-month period ended December 31, 2025 was due to a decrease in loan principal. The decrease in interest expense - related party between those periods resulted from a decrease in loan principal.

The decrease in other income, net between the six-month period ended December 31, 2024 and the six-month period ended December 31, 2025 was primarily due to a decrease in gain on asset sale.

Loss before income tax expense

As a result of the above, the Company recorded losses before income tax expense of approximately GBP292,532 (US$366,279) and GBP1,545,287 (US$2,077,948) for the six-month periods ended December 31, 2024 and 2025, respectively.

Net loss

The Company realized net losses of approximately GBP292,532 (US$366,279) and GBP1,545,287 (US$2,077,948) for the six-month periods ended December 31, 2024 and 2025, respectively, after an income tax expense of approximately GBP Nil for both six-month periods.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through financial support from our shareholders or loans from banking facilities and, more recently, from the sale of securities in our Initial Public Offering and our 2026 Private Offering. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from operations, loans from banking facilities and other equity and debt financings as and when appropriate.

Working capital

The following table sets forth a summary of the Company’s working capital deficit as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025	2025
	GBP	GBP	US$
Current assets	5,119,486	6,670,468	8,969,778
Current liabilities	10,205,278	9,468,262	12,731,972
Working capital deficit	(5,085,792)	(2,797,794)	(3,762,194)

As of December 31, 2025, current assets were GBP6,670,468 and mainly consisted of prepayments and other receivables, net of GBP4,377,340, inventories, net of GBP1,101,442 and contracts receivable, net of GBP780,407.

As of December 31, 2025, current liabilities were GBP9,468,262 and mainly consisted of current portion of bank and other borrowings of GBP6,130,128, accruals and other payables of GBP1,120,147 and amounts due to related parties of GBP1,111,769.

As of December 31, 2024, current assets were GBP5,119,486 and mainly consisted of contracts receivable, net of GBP1,763,161, prepayments and other receivables, net of GBP1,441,497 and inventories of GBP1,136,191.

As of December 31, 2024, current liabilities were GBP10,205,278 and mainly consisted of current portion of bank and other borrowings of GBP7,808,146, accounts payable of GBP751,185 and accruals and other payables of GBP984,283.

Material cash requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations. We have limited credit available from our major vendors and are required to prepay for the majority of our inventory purchases, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, which include the net proceeds from our 2026 Private Offering, cash flows from our operations and other available sources of financing from banks and other financial institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 2026	ENERGYS GROUP LIMITED

/s/ Kevin Cox
Kevin Cox
Chief Executive Officer and Director

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page

Condensed Consolidated Balance Sheets as of June 30, 2025 (Audited) and December 31, 2025 (Unaudited)	F-2
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss for the Six Months Ended December 31, 2024 and 2025	F-3

F-1

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2025

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	As of June 30, 2025	As of December 31, 2025	As of December 31, 2025
	GBP	GBP	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	193,221	30,392	40,868
Contracts receivable, net	1,064,453	780,407	1,049,413
Contract assets, net	318,674	3,668	4,932
Retention receivables, net	102,805	62,517	84,067
Prepayments and other receivables, net	4,388,920	4,377,340	5,886,210
Investment in life insurance policies, net	306,219	314,702	423,179
Inventories, net	1,082,854	1,101,442	1,481,109
Total current assets	7,457,146	6,670,468	8,969,778

Non-current assets
Long-term investment	-	-	-
Property and equipment, net	2,742,776	2,755,352	3,705,121
Right-of-use assets, net	266,098	206,399	277,545
Rental deposits	15,600	16,033	21,560
Total non-current assets	3,024,474	2,977,784	4,004,226
TOTAL ASSETS	10,481,620	9,648,252	12,974,004

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Bank and other borrowings - current	6,120,322	6,130,128	8,243,183
Accounts payable	975,182	621,781	836,110
Contract liabilities	618,974	349,127	469,471
Accruals and other payables	671,710	1,120,147	1,506,262
Amounts due to related parties	337,547	1,111,769	1,494,995
Tax payable	2,298	2,362	3,176
Operating lease liabilities - current	127,230	132,948	178,775
Total current liabilities	8,853,263	9,468,262	12,731,972

Non-current liabilities
Operating lease liabilities - non-current	138,868	73,451	98,770
Total non-current liabilities	138,868	73,451	98,770
TOTAL LIABILITIES	8,992,131	9,541,713	12,830,742

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Preferred shares (US$0.0001 par value per share; 3,000,000 authorized, 2,575,250 shares issued and outstanding as of June 30, 2025 and December 31, 2025)	203	203	273
Ordinary shares (US$0.0001 par value per share; 300,000,000 shares authorized, 14,250,000 and 14,287,860 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively)	1,161	1,164	1,565
Additional paid-in capital	10,890,076	11,111,511	14,941,649
Accumulated deficit	(9,337,516)	(10,882,803)	(14,634,106)
Accumulated other comprehensive loss	(64,435)	(123,536)	(166,119)
Total shareholders’ equity	1,489,489	106,539	143,262
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,481,620	9,648,252	12,974,004

F-2

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	For the six months ended December 31,
	2024	2025	2025
	GBP	GBP	US$
Revenues	4,307,291	3,110,863	4,183,178
Cost of revenues	(3,028,944)	(2,319,392)	(3,118,886)
Gross profit	1,278,347	791,471	1,064,292

Operating expenses:
Selling and marketing expenses	(89,494)	(61,285)	(82,410)
Employee compensation and benefits	(649,882)	(1,000,715)	(1,345,662)
Depreciation	(70,312)	(63,868)	(85,884)
General and administrative expenses	(290,887)	(294,534)	(396,060)
Research and development expenses	(54,876)	(78,491)	(105,547)
Reversal of expected credit losses	36,770	138,310	185,985
Legal and professional fee	(153,911)	(638,909)	(859,140)
Bad debts	-	(106,771)	(143,575)
Total operating expenses	(1,272,592)	(2,106,263)	(2,832,293)

(Loss) profit from operations	5,755	(1,314,792)	(1,768,001)

Other income (expenses):
Other income, net	40,518	27,017	36,330
Interest expense	(285,292)	(272,626)	(366,600)
Interest expense – related party	(60,725)	(19,931)	(26,801)
Exchange gain, net	7,212	35,045	47,124
Total other expenses, net	(298,287)	(230,495)	(309,947)

Loss before income tax expense	(292,532)	(1,545,287)	(2,077,948)

Income tax expense	-	-	-

Net loss	(292,532)	(1,545,287)	(2,077,948)
Foreign currency translation	(46,161)	(59,101)	(79,473)

Total comprehensive loss	(338,693)	(1,604,388)	(2,157,421)
Weighted average number of ordinary shares	12,000,000	14,343,592	14,343,592

Loss per share - basic and diluted	(0.02)	(0.11)	(0.14)

F-3